January 6, 2006

Ms. Joyce A. Sweeney

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	First Data Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Forms 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005

and September 30, 2005

File No. 001-11073

Dear Ms. Sweeney:

Included below are the Company’s responses to the Staff’s comments in their letter dated December 9, 2005. For your convenience, the Staff’s comments have been incorporated verbatim below and the Company’s responses thereto have been set forth immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 83

Goodwill and Other Intangibles, page 87

1.	We note your disclosure that you capitalize initial payments for new contracts, contract renewals and conversion costs associated with customer processing relationships. Please tell us the following:

•	the nature and typical terms of the contracts for which you capitalize costs;

•	the nature and timing of the costs capitalized;

•	the gross amount of costs capitalized, by type, for each period presented;

•	the amount of amortization expense recognized for each period presented; and

•	your basis for capitalizing these costs, including the specific accounting guidance upon which you rely;

•	your basis for accounting for these as intangible assets, including the specific accounting guidance upon which you rely; and

•	how you determine the amortization period used for each category of these contract-related costs capitalized.

Response:

a.	The nature and typical terms of the contracts for which First Data capitalizes costs

First Data Corporation (“FDC”, “First Data” or “the Company”) enters into contractual arrangements with its customers to provide payment and transaction processing services.

Typical contract provisions include the following:

•	Non-cancelable multi-year terms

•	Termination fees to be paid by the customer in the event of early contract termination or repayment provisions for costs capitalized by FDC

•	Minimum annual purchase commitments by the customer (i.e. guaranteed minimum revenues)

•	Exclusivity provisions

b.	The nature and timing of the costs capitalized

First Data only capitalizes costs that are directly related to acquiring a customer contract or new customer portfolio. Such costs include consideration given to a customer in exchange for signing a new contract or contract renewal (“Sign-up Bonus”) and costs incurred to set-up customers’ accounts on FDC’s systems (“Conversion Costs”).

Sign-up bonuses generally are in the form of cash payments to the customers but occasionally (principally in foreign countries) may also be in the form of credits on services provided by the Company.

Conversion costs represent the costs incurred to set-up a new customer on the FDC processing platform and to migrate data for customer accounts to that platform. The majority of these costs consist of wages and fringe benefits for system and programming employees and payments to external system and programming contractors. Additionally, conversion costs include travel and other costs associated with programming and implementing the conversion such as facility and data center costs. These costs are directly related to performing services for a specific customer under a specific arrangement. The costs exclude expenses for management, administrative personnel, recruiting, relocation and other indirect corporate allocations.

No costs are capitalized prior to obtaining a signed agreement with the customer and capitalization ceases once the initial conversion activities are completed and processing is commenced on FDC’s system. Costs are capitalized only to the extent that they are recoverable from the expected cash flows to be generated by the contract, including an event of early termination by the customer. Contract provisions such as minimum revenue guarantees, exclusivity provisions, refunds of sign-up bonuses, reimbursements of conversion costs, and termination fees are considered to determine if costs are recoverable.

c.	The gross amount of costs capitalized, by type, for each period presented

(in thousands)	For the nine months ended September 30, 2005	For the years ended December 31,
		2004	2003	2002
Signing Bonuses	$49,166	$151,284	$102,875	$53,790
Conversion Costs	35,844	50,833	52,516	36,138

d.	The amount of amortization expense recognized for each period presented

(in thousands)	For the nine months ended September 30, 2005	For the years ended December 31,
		2004	2003	2002
Signing Bonuses	$54,869	$70,958	$68,327	$49,080
Conversion Costs	31,276	46,261	44,746	47,899

e.	Your basis for capitalizing these costs, including the specific accounting guidance upon which you rely

Sign-up bonuses and conversion costs capitalized by the Company are costs of acquiring and initiating a long-term customer contract and are part of the value of the customer contract asset. With regard to the appropriateness of capitalizing sign-up bonuses and conversion costs there are several analogies used in practice to account for customer acquisition or set-up type costs including FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises (SFAS 60), FASB Statement No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (SFAS 91), and FASB Technical Bulletin No 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts (FTB 90-1).

We believe analogy to the above guidance with regard to the capitalization of customer contract costs is appropriate as supported in a speech to the 2004 AICPA National Conference on Current SEC and PCAOB Developments on December 6, 2004 by Mr. Russell P. Hodge in which he stated: “In determining whether an asset can be recorded, it’s also important to remember that GAAP prohibits certain items from being recognized. For example, paragraph 10 of Statement 142 indicates that, generally, costs of internally developed intangible assets should be expensed as incurred. Although many of these types of costs fall into this category, there are a few exceptions. SAB Topic 13 provides some limited guidance in this area indicating that registrants can elect to capitalize certain of these costs by analogy to Statement 91 and Technical Bulletin 90-1. However, it is important to remember that costs eligible for capitalization must have been incurred in connection with specific customer contracts.”

The Company’s accounting policies generally follow the provisions of SFAS 91 by analogy. SFAS 91 defines incremental direct costs as “costs to originate a loan that (a) result directly from and are essential to the lending transaction and (b) would not have been incurred by the lender had that lending transaction not occurred.” Paragraph 6 of SFAS 91 provides specific guidance on the types of costs eligible for capitalization as follows:

Direct loan origination costs of a completed loan shall include only (a) incremental direct costs of loan origination incurred in transactions with independent third parties for that loan and (b) certain costs directly related to specified activities performed by the lender for that loan…. The costs directly related to those activities shall include only that portion of the employees’ total compensation and payroll-related fringe benefits directly related to time spent performing those activities for that loan and other costs related to those activities that would not have been incurred but for that loan.

The Company’s conversion costs that are capitalized are consistent with the costs capitalizable as noted above under SFAS 91.

We believe that First Data’s capitalization policy is consistent with the rules in the aforementioned guidance in that costs directly associated with multi-period, contractual, revenue-producing activities are deferred and recognized concurrently with the related revenue.

The terms of First Data’s customer contracts for which costs are capitalized generally include penalties to customers for early termination such that there is virtually no balance sheet exposure in the event of termination by a customer (excluding customer credit risk, which is routinely assessed by FDC, and items within FDC’s control such as FDC’s breach or non-performance by FDC). This along with exclusivity and minimum revenue terms provides a high level of assurance that the customer contract assets will be fully recoverable under the terms of the contract. Even when there are no events or changes in circumstance that would require a recoverability analysis under FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), the Company performs an annual impairment assessment with respect to the capitalized costs.

In addition to the accounting guidance noted above, it is also important to consider the principle of such accounting from an economic perspective. The payment of a sign-up bonus has a direct impact on the pricing terms incorporated within a contract. The contract pricing will generally increase as the amount of the sign-up bonus increases to ensure an acceptable overall contract return. Similarly, the profitability of a contract is impacted by the amount of costs incurred related to the conversions. Customer pricing is adjusted to ensure an acceptable level of profitability after considering the amount of conversion costs to be incurred. One of the underlying principles of SFAS 91 is that there are certain costs of a revenue transaction that are so integral to the revenue generating activities that recognition of the costs in a period other than the same period in which the revenue is recognized is inappropriate. Similarly, we believe expensing of sign-up bonuses and conversion costs when incurred would not be an appropriate reflection of the economic substance of the contractual relationship nor the most appropriate reflection in the income statement of the periodic earnings for the services rendered.

f.	Your basis for accounting for these as intangible assets, including the specific accounting guidance upon which you rely

First Data believes that capitalized contract costs meet the definition of an intangible asset, i.e. asset that lacks physical substance. We believe that sign-up bonuses represent a payment by FDC to acquire a customer contract and therefore represent the cost of a customer contract intangible asset. Conversion costs are also inextricably related to an acquisition of a customer contract and therefore represent an element of cost of a customer contract intangible asset. This view is consistent with views expressed by Mr. Hodge in the above referenced speech. In such speech Mr. Hodge stated:

“…Determining the nature of the asset may provide useful insight into the accounting models that may be appropriate to follow. For example, most of these types of costs would appear to relate to customer and contract related intangible assets. As you know, Statements 142 and 144 provide attribution and impairment guidance for intangible assets. Historically, I know we haven’t thought of these costs as intangible assets, but I think it is fair to say the issuance of Statements 141 and 142 has broadened the thinking about intangible assets.”

g.	How you determine the amortization period used for each category of these contract-related costs capitalized

The amortization period for the contract-related capitalized costs is limited to the lesser of the contract term or the period subject to the minimum revenue guarantee provisions or the termination fee provisions. This ensures that the unamortized deferred costs are recoverable at any point during the contract term.

2.	Please provide us with an example of a customer processing relationship agreement for which you would capitalize the associated costs.

Response:

The following summarizes an actual customer processing relationship agreement, however, certain confidential or proprietary information has been modified. Such modification does not change the substance of agreement.

First Data and a Card Issuing Institution (Customer) entered into a long-term agreement for provision of credit card processing services to be provided by First Data for the Customer’s cardholder accounts on the following terms:

•	the agreement extends for a seven-year term, with automatic one-year renewals after the expiration of the original term;

•	the customer is required to pay minimum processing fees of $500,000 during the first year, and, in each subsequent year, the customer is required to pay minimum processing fees at least equal to 80% of the processing fees paid during the immediately preceding year but in no event less than $500,000;

•	the agreement includes customary termination rights by either party in the event of non-performance or insolvency by the other party, however, if the agreement is terminated by First Data for cause the customer is required to pay to First Data a compensatory termination payment equal to the sum of (i) the minimum processing fee for the year in which the termination occurs, (ii) discounted to present value, 35% of the minimum fees in the year of termination for the remaining term of the agreement (i.e. 35% of current minimum fees multiplied by the number of years remaining in the contract), (iii) the amount of unamortized contract-related costs capitalized by First Data, and (iv) an amount equal to 5% of the total processing fees paid for the services by the customer prior to termination;

•	the Customer has the right to terminate the agreement for convenience after completion of Processing Year 5 upon payment equal to the sum of unamortized contract-related costs capitalized by First Data, not to exceed $200,000, and an amount equal to five percent of the total Processing Fees paid by the Customer for the services prior to the termination of the agreement;

•	First Data shall be the sole and exclusive provider to Customer of credit card processing services and products, with certain specific exceptions;

•	First Data will make a one-time payment to customer of $155,000 on the later of (i) 30 days following completion of conversion or (ii) as otherwise requested by the Customer;

•	other customary terms describing the services to be provided, service levels, pricing, performance of additional services, and others;

First Data incurred approximately $830,000 in unreimbursed costs to convert the customer’s cardholder accounts to First Data’s processing system and to set-up the system to enable processing of the customer’s accounts (this represents the wages and fringe benefits of system programming employees plus other expenses associated with the conversion). The $830,000 of conversion costs and the “sign-up bonus” of $155,000 would be capitalized by First Data subject to meeting the requirements of the Company’s policy which requires, among other criteria, that the contract provisions be such that there is no balance sheet exposure for the capitalized amounts in the event of contract termination by the customer and that the costs are recoverable from the cash flows to be generated by the contract. The recoverability assessment would be as follows:

•	Under the terms of the agreement, the customer does not have a right to terminate the contract until completion of year five. In the event of termination by customer at that time, the customer would owe First Data a compensatory termination payment of $325,000 (the sum of unamortized contract-related costs capitalized by First Data, limited to $200,000 [unamortized costs at completion of year five will be $281,428 = $985,000 times 24/84ths], plus at least $125,000 which is five percent of total processing fees of at least $2,500,000 paid by customer prior to termination). The compensatory payment of $325,000 would exceed the unamortized balance of capitalized contract-related costs of $281,428.

•	If the contract is terminated for cause by FDC, the amount of the compensatory payment would be in excess of the unamortized capitalized costs by definition.

•	The amount of the contract-related costs to be capitalized would be limited to the lesser of (i) the actual costs incurred of $985,000 or (ii) the net present value of estimated cash flows to be generated from the contract.

Based on the above analysis, First Data would capitalize up to $985,000 of contract-related costs and amortize them over the seven-year contract term.

Revenue Recognition, page 89

3.	We note your disclosure on page 90 that revenue you earn on investing funds that are pending settlement of money orders and official checks is netted with commissions paid to official check agents. Please tell us your basis for netting the commissions paid against investment revenues.

Response:

The following is an overview of how the commission payment obligation arises:

A significant part of the Integrated Payment Systems (“IPS”) business, which is a wholly owned subsidiary of the Company, involves the issuance of settlement instruments, such as official checks and retail money orders, by a participating bank (selling agent/reseller). When the selling agent sells the settlement instrument to the consumer, the agent remits the principal amount to the Company. Such settlement instruments are outstanding (floating) for an average of 5 days and are replenished by new settlement instruments on a daily basis. Based on the normal volume of official checks, IPS maintains an investment balance of between $10 billion and $15 billion that represents settlement assets and obligations.

In connection with selling the settlement instrument, the Company pays commissions to selling agents that are computed based on short-term variable interest rates and the average settlement obligation of instruments sold by the respective selling agent.

This commission payable to a selling agent is computed by multiplying the month’s average daily float (settlement obligation) for that agent by a short-term variable rate (based on 3 Month LIBOR, 1 Month LIBOR, 3 Month T-Bill, or Fed Funds as is applicable to that agent). The agreed upon commission rates vary by bank but are all based on a short-term variable rate index. The commission rates reset following standard market convention reset frequency for each.

The commissions payable to the bank are calculated based on the product of the average settlement obligation and the short-term rate applied as follows:

•	3 Month LIBOR rate – 3 Month LIBOR rate at the beginning of the three month reset period

•	1 Month LIBOR rate – 1 Month LIBOR rate at the beginning of the one month reset period

•	Fed Funds rate – average of the daily Fed Funds rate during the month

•	T-Bill – average of the weekly 3 Month T-Bill auction rate (“3 Month T-Bill rate) for the month.

Commissions are generally paid monthly in arrears on the tenth day of the month. For example:

Bank A issued IPS payment instruments which resulted in an average settlement obligation of $15 million for the month. Bank A has negotiated a commission rate equal to the monthly average of the 3 Month T-Bill rate. If the 3 Month T-Bill rate averaged 5%, IPS will pay Bank A $62,500 ($15M * 5% / 12) in commissions at month-end. This payment will naturally fluctuate with changes in interest rates.

Another bank, Bank B, may have negotiated a commission rate equal to the monthly average of the 3-Month T-Bill rate plus 50 basis points. That contract would result in a payment of $68,750 ($15M * 5.5% / 12) to Bank B in the same period that Bank A was paid $62,500.

Cash inflows to FDC and the bank related to the official check product are generated from two sources: a fee charged to the consumer and retained by the bank and the float earned on the outstanding principle. The banks act as resellers of the product and for their services are paid rebates/commissions based on the outstanding principle and a negotiated rate as described above. The actual rate earned on the portfolio is impacted by the overall investment strategy and management of the portfolio of accumulated principle. As the Company bears substantially all the risks, determines the specifications for the product and its delivery, and ultimately is responsible for providing the official check service we believe FDC is the primary obligor under EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (EITF 99-19).

EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (EITF 01-9), presumes that cash consideration paid to a customer or reseller of the products is a reduction of revenue. This presumption can be overcome if the vendor receives an identifiable benefit which is “sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit” and, the fair value of this benefit can be reasonably estimated. The task force noted in paragraph 11 that based on the requirement to separate the benefit received, “slotting fees and similar product development or placement fees” should generally be characterized as reductions of revenue. We believe the commission on earnings paid to the bank for reselling the Company’s product is similar to a slotting fee paid by the manufacturer to the retailer for placing the product on the shelf.

The scope of EITF 01-9 “includes vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer of the vendor.” The amount ultimately charged to the consumer and paid to the reseller is based on the earnings FDC forecasts on the invested principle balance less the commission amount FDC negotiated with the bank. IPS considers the net spread between the investment earnings on the portfolio, the commission to the reseller and any fees remitted to or from the reseller when determining the economics of a particular reseller agreement; all these factors are reviewed together and are adjustable to make the particular reseller agreement competitive for the Company and the reseller. As the negotiations with the banks are dependent upon all the above factors, it highlights the inability to determine the fair value of the benefit FDC receives from the reseller or bank and separate it from the price charged to the consumer for the official check product. For instance, FDC could change the pricing structure to charge the bank a fee for selling the official check service and not share any float with them, which would cause the bank, in turn, to charge the consumer a higher fee. In order to stay competitive, FDC would be forced to rebate a portion of the float earned to the end consumer, thereby restoring the current economics to all parties to this transaction. This latter rebate would clearly be within the scope of EITF 01-9.

Based on this, we believe it is appropriate for FDC to reflect the commission paid to the bank as an adjustment of the ultimate pricing to the consumer consistent with the presumption in EITF 01-9 that such consideration is an adjustment of the selling price of the Company’s service.

4.	Please provide us with a similar analysis describing your basis for netting the fair value of the guarantee against check verification and guarantee services revenues.

Response:

There are essentially two check-related services offered to merchants by FDC: check verification and check guarantee. The Company maintains a database of check writers and their associated history of checks returned for various reasons such as insufficient funds or “NSF.” In the case of verification only, the merchant establishes parameters they deem as unacceptable such as number of “NSF” checks in the past 6 months. When a check is submitted for verification against the database a response is returned to the merchant indicating whether the check should be approved or denied based on these previously established parameters. The fee for check verification only is normally a fixed per-transaction amount and is recognized immediately. If the merchant elects to purchase the additional check guarantee service an incremental fee is charged based on the face amount of the check. For this incremental fee, FDC agrees to “stand-in” for the check-writer and fund the merchant for the face amount (or a percentage thereof) of any check, which despite meeting the pre-established standards for acceptance, is returned. The contractual guarantee period expires after 90 days but, on average, is satisfied in less than 10 days based on the average delay between the date the merchant accepts the check and the date the check either clears or is returned and purchased by FDC.

The fair value of this implicit guarantee in a check verification and guarantee transaction is recognized as a liability or deferred revenue. This ensures the fair value of the guarantee portion of the service is not recognized prior to the expiration of such guarantee term or performance of the service. The liability or deferred revenue is recognized either upon the check clearing, the warranty period expiring, or upon the check being returned and FDC funding the merchant. At each of these points, the requirement to stand-in is either no longer necessary or FDC has performed under the guarantee thereby fulfilling the Company’s obligation to the merchant.

We believe by reducing the total transactional fee revenue billed to the merchant and recognizing a liability or deferred revenue for the guarantee services yet to be performed the Company has appropriately reflected the guarantee in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). Once the guarantee period has expired, the fee related to the guarantee services is ultimately recorded within the same income statement caption “Check verification and guarantee services,” as the verification service offering. We believe this is consistent with the premise of FIN 45 as discussed in paragraphs 11 and 12 which do not dictate the offsetting entry or manner in which the liability should be reduced but indicate that the accounting should be consistent with the underlying circumstances.

Note 7 – Nonderivative and Derivative Financial Instruments, page 115

5.	We note your disclosure on page 117 that the critical terms of the interest rate swap and hedged commission payment obligation are the same and no ineffectiveness arises related to these cash flow hedges. Please tell us how you hedge cash flows related to the commission payment obligation, including the specific documented risk being hedged and the terms of the hedging instrument and hedged items.

Response:

As discussed in our response to question 3, IPS pays commissions to its selling agents for issuing settlement instruments, such as official checks. Since such commission payments are based on short-term variable interest rates, the Company is exposed to variability in commission payments due to changes in interest rates. Accordingly, the Company has entered into interest rate swap agreements to hedge against the effect of interest rate movements, which serve to effectively convert the variable rate commissions paid to the selling agents to fixed rate amounts.

The commission payment obligations are categorized into baskets based on the specific index rate upon which the commissions are payable (3 Month T-Bill, 3 Month LIBOR, 1 Month LIBOR and Fed Funds). Each cash flow hedge that is executed is designated as a hedge against one of these baskets. The Company prepares documentation of the hedge contemporaneously with entering into the interest rate swap identifying the type of hedge, the hedged item (cash flows from a relevant commission basket), the objective of the hedge, and the terms of the hedge. The critical terms (notional amount, reset dates, frequency of reset dates, and the variable interest rate index) of the interest rate swap and the hedged commission payment obligation are the same.

At September 30, 2005 the average length of IPS customer relationships was approximately nine years based on a dollar weighted basis; however, IPS has customer relationships with several customers that exceed 12 years based on a dollar weighted basis. We believe cash flow hedging with long-term interest rate swaps is justified based on the ongoing long-term relationships with IPS’s clients and the historical and forecasted settlement obligation and related commission payment obligations.

The Company prepares a forecast of the settlement obligation and related commission payment obligation for the next several years based on the historical and current business volumes. The current forecast is sufficiently long to support the period of the interest rate swaps. FDC considers changes to the short term and long term forecasts on a quarterly and annual basis. Such forecasts support that the hedged transaction is probable and FDC is not overhedged. The Company considers the forecasts when it enters into new interest rate swaps. The settlement obligation upon which the commission payment obligation is calculated was $12.1 billion and $11.8 billion and the aggregate notional amount of the outstanding interest rate swaps were $7.3 billion and $7.6 billion at December 31, 2004 and September 30, 2005, respectively. Management expects that, based on historical experience and the current forecast, the settlement obligation will exceed the notional value of the interest rate swap for the period and life of such interest rate swap.

The Company hedges the commission payment obligation (cash flows) by entering into interest rate swap contracts in which FDC pays a fixed rate in exchange for receiving a variable cash flow from the counterparty that specifically matches the underlying index used to calculate the commission payment obligation. A significant portion of the commission payment obligations are based on either 3 Month T-Bill rate (50%) or Fed Funds rate (30%). The remaining commission payments are based on either 1 Month LIBOR (9%), 3 Month LIBOR (4%) or the secondary market 3 Month T-Bill rate (3%). As a result, the swaps generally require FDC to make a payment to the swap counterparty based on a contractually stated fixed rate in exchange for a variable payment based on the 3 Month T-Bill rate and to a lesser extent the Fed Funds.

The Company accomplishes its cash flow hedging strategy by using two different methods: The most common approach is to execute a two-part transaction as it provides a greater degree of flexibility and liquidity within the portfolio. In this approach, the first leg of the transaction involves an interest rate swap in which FDC pays a fixed rate in exchange for a variable payment based on 3 Month LIBOR. In the second leg of the transaction, FDC pays the 3 Month LIBOR based payment received in the first leg of the transaction to a counterparty in exchange for a variable rate payment based on an index that matches the commission payment. A second, and less common approach, entails executing the hedging strategy using only one contract in which FDC pays the fixed rate in exchange for direct receipt of a payment based on the index used to determine the commission payment. Following is an example of a cash flow hedge of a variable rate commission payment based on the 3 Month T-Bill rate (hedge of a benchmark interest rate) using the two part method:

Terms of Commission Payment Being Hedged –

Notional Amount	$15 million
Variable Rate	3 Month T-Bill rate
3 Month T-Bill Reset Frequency	Weekly

Terms of Interest Rate Swap –

Notional Amount	$15 million
Termination Date	December 31, 2010
IPS Pays	4.90% Fixed
IPS Receives	3 Month LIBOR
3 Month LIBOR Reset Frequency	Quarterly

Notional Amount	$15 million
Termination Date	December 31, 2010
IPS Pays	3 Month LIBOR
3 Month LIBOR Reset Frequency	Quarterly
IPS Receives	3 Month T-Bill rate
3 Month T-Bill Reset Frequency	Weekly

In such cases that FDC is hedging a Fed Funds based commission, the second part of the transaction above would involve the swap of a 3 Month LIBOR based payment for a Fed Funds based payment that resets daily to correspond with the terms of the commission payment.

The Company’s hedging documentation acknowledges that such Fed Funds swaps do not qualify for a short-cut method with respect to determining hedge effectiveness. Instead, we rely on the critical terms matching approach in paragraph 65 of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133).

6.	If you believe there is no ineffectiveness related to these hedges because critical terms are matched or because you apply the short-cut method, please tell us how this hedging relationship meets the requirements of paragraph 65 or 68 of SFAS 133.

Response:

The Company believes the hedging relationship described in the response to Question number 5, above, meets the requirements of paragraph 65 of SFAS 133, as described below, except with respect to the swaps involving the Fed Funds rate.

1.	The commission payment obligations are grouped based on the underlying index on which the commission payment is based. The aggregate notional amount of the interest rate swap for each group is equal to the settlement obligation amount of the commission payment identified to be subject to the hedge within each group.

2.	The fair value of the swap at the inception of the swap is zero.

3.	There are no other terms with respect to the commission payments or the interest rate swaps that would invalidate the assumption of no ineffectiveness.

The Company performs an assessment, on a quarterly basis, to ensure that none of the terms of the interest rate swap or the commission payment being hedged have changed such that ineffectiveness would result. Additionally, in accordance with the Company’s documented policy, FDC performs a review at inception of the hedge, as circumstances warrant, and at least on a quarterly basis of the credit risk of FDC counterparties and their subsidiaries. The Company’s policy requires that each counterparty must have a long-term debt rating of A/A2 and/or a short-term debt rating of A1/P1 or better, unless otherwise approved by the Company’s Investment Committee.

The Company notes that in circumstances where it hedges commissions based on the Fed Funds rate with a spread (a non-benchmark hedge), it uses the change in variable cash flows method for testing hedge ineffectiveness at inception of the hedge, and on an ongoing basis (at least quarterly). This method is applied because, while the critical terms in the swap match the Fed Funds rate component in the commission rate, the contractual spread paid over the index rate on the variable leg of the swap and the average spread over the index rate paid on the commission payment are “unmatched”. Any ineffectiveness to date has been immaterial in all periods presented. This amount of ineffectiveness was approximately $0 in 2002, $0 in 2003, an expense of $1.3 million in 2004 and a benefit of $1.3 million in 2005 resulting from the reversal of the 2004 expense. The Company will in future filings, beginning with the upcoming 2005 Form 10K, more clearly disclose that ineffectiveness has been immaterial.

7.	We note your disclosure on page 119 that during 2004 you entered into certain market value swap agreements to hedge the exposure of changes in fair value related to long-term portfolio investments. Please tell us how you hedge the fair value of long-term portfolio investments, including the specific documented risk being hedged and the terms of the hedging instrument and hedged items.

Response:

As previously discussed, a significant part of the IPS business involves the issuance of settlement instruments, such as official check products, by a selling agent. State regulation requires that IPS maintain a portfolio of cash and regulatory permissible investments in an amount equal to all outstanding payment instrument liabilities. The portfolio supports the outstanding payment instruments until the time they are presented for payment. The Company categorizes these investments as available for sale and has from time to time sold certain of these investments. Therefore, the Company is exposed to changes in the fair value of the investments as a result of changes in interest rates, which is the specific risk being hedged using benchmark rates. Accordingly, the Company has entered into certain interest rate swap agreements to hedge the exposure of changes in the fair value of certain fixed rate debt investments.

On average, the investment portfolio primarily holds fixed rate municipal bonds. A laddered-maturity investment strategy is employed for risk diversification purposes.

The Company hedges the fair value risk of long-term portfolio investments due to changes in interest rates by entering into interest rate swaps whereby FDC pays a fixed interest rate in exchange for a floating rate payment based on 3 Month LIBOR. Following is an example of a fair value hedge of an investment in the Company’s long-term portfolio:

Terms of Investment Being Hedged –

Georgia State G.O.	Fixed Rate Municipal Bond
Fixed Rate Coupon	3.60%
Maturity Date	June 1, 2010
Par (Face) Value	$25 Million
Purchase (Market) Value	$25 Million

Terms of Interest Rate Swap –

Notional Amount	$25 Million
Termination Date	June 1, 2010
IPS Pays	Fixed Rate (3.95%)
IPS Receives	Floating Rate based on 3 Month LIBOR
LIBOR Reset Frequency	Quarterly
Fair Value at Inception	$ -0-

8.	If you believe there is no ineffectiveness related to these hedges because critical terms are matched or because you apply the short-cut method, please tell us how this hedging relationship meets the requirements of paragraph 65 or 68 of SFAS 133.

Response:

The Company believes the hedging relationship described in the response to Question number 7 above meets the requirements of paragraph 68 of SFAS 133 as described below:

1.	The notional amount of the swap matches the principal amount of the specific investment being hedged.

2.	The fair value of the swap at the inception of the swap is zero.

3.	The formula for computing net settlements under the interest rate swap is the same for each net settlement. The fixed rate is the same throughout the term and the variable rate is based on the same index and includes the same constant adjustment.

4.	The investments have a legal stated final maturity with no prepayment, call or put features.

5.	The index on which the variable leg of the swap is based matches the benchmark interest rate designated as the interest rate risk being hedged for the hedging relationship. All of the swaps require IPS to pay fixed and receive a variable payment based on 3 Month LIBOR.

6.	The expiration date of the swap matches the maturity date of the investment.

7.	There is no floor or cap on the variable interest rate of the swap.

8.	The interval between repricings (quarterly) of the variable interest rate in the swap is frequent enough to justify an assumption that the variable receipt is at a market rate.

9.	There are no other terms in the investments or the interest rate swaps that would invalidate the assumption of no ineffectiveness. The investments are interest-bearing bonds with a fixed rate coupon, stated maturity, classified as “available for sale” pursuant to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS 115).

9.	If you hedge a portfolio of long-term investments, please tell us the following:

•	how the portfolio of investments satisfy the requirements of paragraph 21(a)(1) of SFAS 133; and

•	how the documented hedging strategy meets the requirements of paragraph 20(b) of SFAS 133 at inception and on an ongoing basis.

Response:

FDC is not hedging a portfolio of long-term investments but rather is entering into a specific hedge and designating that hedge as hedging a portion of a specific investment. Accordingly, we do not believe that the requirements of paragraphs 21(a)(1) or 20(b) are applicable to the Company’s hedging strategy.

As stated above in response to question number 8, we believe the Company’s fair value hedges of long term investments meet the requirements of paragraph 68 to qualify for the short-cut method. Therefore, no ineffectiveness is assumed at inception of the hedge and on an ongoing basis. FDC does, however, assess the credit risk of its counterparties on a periodic basis (at least quarterly).

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

•	Staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any of our responses, please contact me at 303-488-8388.

Sincerely,

/s/ Kimberly S. Patmore

Kimberly S. Patmore

Executive Vice President and Chief Financial Officer